FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  March 2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Liraz Kalif / Kevin Mannix

Teva Investor Relations

(011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES AGREEMENT WITH BIOVAIL AND ANCHEN REGARDING GENERIC WELLBUTRIN XL®

Jerusalem, Israel, March 5, 2007 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has reached an agreement with Biovail Corporation regarding Bupropion Hydrochloride Extended-Release Tablets ("Bupropion HCl ER tablets"), the generic version of the antidepressant Wellbutrin XL® Tablets, for the United States market.  The agreement, following U.S. Federal Trade Commission review, resolves litigation between Teva's supplier of the 300 mg product, IMPAX Laboratories, Inc. (NASDAQ:IPXL) and Biovail involving a patent which expires in 2018.  The agreement also releases both Teva and IMPAX for past sales of that product, launched by Teva on December 15, 2006 (annual brand sales in the U.S. were approximately $972 million at the time of launch based on IMS data) in collaboration with IMPAX and Anchen Pharmaceuticals, Inc.  Teva will continue to market generic Bupropion HCl ER tablets, 300 mg, on an exclusive basis for 6 months from launch and non-exclusively thereafter.

In addition, Teva received a license to sell Bupropion HCl ER tablets, 150 mg, in 2008 and possibly earlier under certain circumstances.  That license is also exclusive for 6 months from launch and non-exclusive thereafter.  Teva plans to commercialize the 150 mg product by agreement with Anchen, which was awarded 180-day statutory exclusivity for the product.   Annual brand product sales in the U.S. were approximately $800 million for the twelve months ended December 2006, based on IMS data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic product, Teva's ability to generate revenues and profits closely tied to our success in obtaining U.S. market exclusivity for generic products,  the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin® and Wellbutrin XL® , the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims which are not covered by insurance, dependence on effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, the difficulty of complex manufacturing of our products and supply delays, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: March 5, 2007